EXHIBIT 8.2


                              December   , 1996



Board of Directors
First Sterling Bancorp, Inc.
80 West Lancaster Avenue
Devon, PA 19333



RE: Reorganization of Prime Bancorp, Inc. and First
    Sterling Bancorp, Inc.


Gentlemen:


     In our capacity as counsel to First Sterling Bancorp, Inc., a Pennsylvania corporation ("First Sterling"), you have requested our opinion as to certain federal income tax consequences to First Sterling and its shareholders under the Internal Revenue Code of 1986, as amended (the "Code"), of the reorganization "Reorganization") of First Sterling pursuant to (i) an Agreement and Plan of Reorganization dated June 12, 1996, as modified on September 12, 1996 (the "Merger Agreement") by and among Prime Bancorp, Inc., a Delaware Corporation ("Prime"), Prime Newco, Inc., a Pennsylvania corporation ("PA Prime") and First Sterling, (ii) an Agreement and Plan of Merger dated September 12, 1996 (the "Prime Plan") by and between Prime and PA Prime, and (iii) an Agreement and Plan of Merger dated December __, 1996 (the "First Sterling Plan") by and between First Sterling and PA Prime.

     Pursuant to the Merger Agreement, the Prime Plan and the First Sterling Plan, Prime and First Sterling will each merge with and into PA Prime, with PA Prime as the survivor (the "Merger"). Each outstanding share of the Prime common stock, par value $1.00 per share (together with each Prime stockholder's proportionate interest in 10 shares of common stock of Prime (the "Trust Shares") which have been sold and issued by Prime to a trustee who holds those shares under a Declaration of Trust for the proportionate benefit of the holders of the Prime Common Stock as reflected on the official stock transfer records of Prime, and for the sole purpose of validating the corporate transactions involving Prime that are described herein) ("Prime Common Stock") will be converted into one share of PA Prime common stock, par value $1.00 per share ("PA Prime Common Stock"), and each outstanding share of the First Sterling common stock, par value $1.00 per share ("First Sterling

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Board of Directors
December  , 1996
Page 2

     Common Stock"), will be converted into one share of PA Prime Common Stock, par value $1.00 per share and the right to receive a cash payment in lieu of fractional shares.

     In rendering our opinion, we have considered and relied upon (a) the Merger Agreement, (b) the Prime Plan, (c) the First Sterling Plan, (d) the Prospectus/Joint Proxy Statement filed by Prime and PA Prime with the Securities and Exchange Commission on October ________, 1996 (the "Registration Statement"), (e) certain representations concerning the Reorganization made to us by First Sterling and Prime in letters dated _________, 1996 (the "Representation Letters"), (f) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, (g) the opinion of the law firm of Stradley, Ronon, Stevens & Young, LLP to First Sterling of even date herewith, and (h) such statutes, regulations, rulings and decisions as we deem material to the rendition of this opinion.

     Our review of items (a) through (h) of the preceding paragraph has been without independent verification. We have also relied upon the truth, authenticity, accuracy and completeness of all documents, certifications and instruments examined and the statements, covenants, representations and warranties contained therein, the genuineness of all documents submitted to us as originals, the conformity of the originals of all documents submitted to us as certified or photostatic copies and the due execution and delivery of all documents where execution and delivery are prerequisites to the effectiveness thereof.

     In addition, you have directed us to assume for purposes of paragraph 1 only of this opinion that either (i) the Prime Common Stock (other than the Trust Shares) is duly authorized, validly issued, fully paid and nonassessable as a matter of Delaware corporate law, or (ii) that the holders of the Prime Common Stock (other than the Trust Shares), by virtue of such holdings, possess a proprietary interest in Prime (constituting the sole proprietary interest) of such a nature that the Prime Common Stock (other than the Trust Shares) would be considered stock or securities for federal income tax purposes.

     Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware and the Commonwealth of Pennsylvania, the Merger Agreement, the Prime Plan, the First Sterling Plan, and the Representation Letters, it is our opinion that for federal income tax purposes:

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Board of Directors
December  , 1996
Page 3

     1. The Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code and Prime, First Sterling and PA Prime will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

     2. No gain or loss will be recognized by shareholders of First Sterling who receive shares of PA Prime Stock in exchange for their shares of First Sterling Common Stock upon the consummation of the Merger, pursuant to Section 354(a)(i) of the Code, except that a First Sterling shareholder who receives cash in lieu of a fractional share of First Sterling Common Stock will be treated for federal income tax purposes as having received cash in redemption of such fractional share interest and will recognize gain or loss as a result thereof. Such gain or loss will generally be capital gain or loss if the shareholder holds such First Sterling Common Stock as a capital asset.

     3. The holding period of the PA Prime Common Stock received by the shareholders of First Sterling for their shares of First Sterling Common Stock will include the period during which the First Sterling Common Stock surrendered therefor was held, provided that such shares are held as a capital asset on the date of the exchange, pursuant to Section 1223(1) of the Code.

     4. The basis of the PA Prime Common Stock received by the shareholders of First Sterling for their shares of First Sterling Common Stock will be the same as the basis of the shares of First Sterling Common Stock surrendered in exchange therefor, pursuant to Section 358(a)(1) of the Code.

     We express no opinion concerning tax matters relating to the Merger under the federal income tax laws except on the basis of the documents and assumptions described above. In issuing our opinions, we have referred solely to existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions. Such laws, regulations, administrative rulings and court decisions are subject to change at any time. Any such change could affect the validity of the opinions set forth above. We undertake no responsibility to update or supplement our opinions.


     Our opinions are conditioned upon the performance by Prime and First Sterling of the undertakings in the Representation Letters.


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Board of Directors
December  , 1996
Page 4


     These opinions are being rendered to First Sterling, and may be relied upon only by it and its shareholders. We consent to the use of these opinions as an exhibit to the Registration Statement and to the reference to our firm name in such Registration Statement as counsel which will pass upon certain federal income tax matters relating to the Reorganization. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.




                                        Very truly yours,

                                        KANIA, LINDNER, LASAK AND FEENEY